EXHIBIT 99.1

T 604.682.3701 Suite 900, 570 Granville Street ir@avino.com F 604.682.3600 Vancouver, BC V6C 3P1 www.avino.com

April 23, 2013	NYSE - MKT: ASM TSX-V: ASM FSE: GV6

Avino Announces Implementation of Shareholder Rights Plan

Avino Silver & Gold Mines Ltd. (ASM: TSX.V, ASM: NYSE - MKT; the “Company” or “Avino”):   The Company announces that its Board of Directors has approved and adopted a Shareholder Rights Plan (the "Plan").  The Plan entitles shareholders to severable rights to purchase additional shares of the Company upon the occurrence of a take-over bid (i.e. an offer to purchase 20% or more of the issued shares, when aggregated with the offeror's shareholdings), which fails to meet certain conditions.  Bids which meet these conditions ("Permitted Bids") do not trigger the rights to purchase additional shares.  Permitted Bids are offers which meet all of the following conditions:

1.	The offer is made to all shareholders and includes shares issuable upon exercise of share purchase warrants, stock options and other convertible securities;

2.
The offer must contain an irrevocable and unqualified provision that no shares will be taken up or paid for prior to the close of business on a date less than 60 days following the date of the Bid, and only if at such date more than 50% of the shares held by independent shareholders have been deposited or tendered and not withdrawn;

3.	The offer must contain an irrevocable and unqualified provision that any share deposited may be withdrawn at any time until being taken up and paid for; and

4.
The offer must contain an irrevocable and unqualified provision that if the deposit conditions set out in item 2 above are met, then the offeror will make a public announcement of that fact, and the bid will remain open for deposits or tenders of additional shares for not less than 10 business days from the date of the public announcement.

The Plan is designed to ensure that all shareholders are treated fairly and equitably in the event of a take-over bid.

The Plan is subject to the acceptance of regulatory authorities, ratification by the shareholders of the Company, and the acceptance of the rights agent.

About Avino

Founded in 1968, Avino's mission is to create shareholder value through profitable organic growth at the historic Avino property near Durango, Mexico. We are committed to managing all business activities in an environmentally responsible and cost-effective manner while contributing to the well-being of the community in which we operate.

Avino’s key goal is to become a significant low-cost primary silver producer with specific objectives to: 1) expand resources and reserves, 2) increase the mine’s output, and 3) identify, explore and develop new targets on the property.

ON BEHALF OF THE BOARD

“David Wolfin”
________________________________
David Wolfin
President & CEO

Safe Harbor Statement - This news release contains "forward-looking information" and "forward-looking statements" (together, the "forward looking statements") within the meaning of applicable securities laws and the United States Private Securities Litigation Reform Act of 1995, including our belief as to the extent and timing of various studies including the PEA, and exploration results, the potential tonnage, grades and content of deposits, timing and establishment and extent of resources estimates. These forward-looking statements are made as of the date of this news release and the dates of technical reports, as applicable. Readers are cautioned not to place undue reliance on forward-looking statements, as there can be no assurance that the future circumstances, outcomes or results anticipated in or implied by such forward-looking statements will occur or that plans, intentions or expectations upon which the forward-looking statements are based will occur. While we have based these forward-looking statements on our expectations about future events as at the date that such statements were prepared, the statements are not a guarantee that such future events will occur and are subject to risks, uncertainties, assumptions and other factors which could cause events or outcomes to differ materially from those expressed or implied by such forward-looking statements.

Such factors and assumptions include, among others, the effects of general economic conditions, the price of gold, silver and copper, changing foreign exchange rates and actions by government authorities, uncertainties associated with legal proceedings and negotiations and misjudgments in the course of preparing forward-looking information. In addition, there are known and unknown risk factors which could cause our actual results, performance or achievements to differ materially from any future results, performance or achievements expressed or implied by the forward-looking statements. Known risk factors include risks associated with project development; the need for additional financing; operational risks associated with mining and mineral processing; fluctuations in metal prices; title matters; uncertainties and risks related to carrying on business in foreign countries; environmental liability claims and insurance; reliance on key personnel; the potential for conflicts of interest among certain of our officers, directors or promoters of with certain other projects; the absence of dividends; currency fluctuations; competition; dilution; the volatility of the our common share price and volume; tax consequences to U.S. investors; and other risks and uncertainties. Although we have attempted to identify important factors that could cause actual actions, events or results to differ materially from those described in forward-looking statements, there may be other factors that cause actions, events or results not to be as anticipated, estimated or intended. There can be no assurance that forward-looking statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking statements. We are under no obligation to update or alter any forward-looking statements except as required under applicable securities laws.

Cautionary Note to United States Investors - The information contained herein and incorporated by reference herein has been prepared in accordance with the requirements of Canadian securities laws, which differ from the requirements of United States securities laws. In particular, the term "resource" does not equate to the term "reserve". The Securities Exchange Commission's (the "SEC") disclosure standards normally do not permit the inclusion of information concerning "measured mineral resources", "indicated mineral resources" or "inferred mineral resources" or other descriptions of the amount of mineralization in mineral deposits that do not constitute "reserves" by SEC standards, unless such information is required to be disclosed by the law of the Company's jurisdiction of incorporation or of a jurisdiction in which its securities are traded. U.S. investors should also understand that "inferred mineral resources" have a great amount of uncertainty as to their existence and great uncertainty as to their economic and legal feasibility. Disclosure of "contained ounces" is permitted disclosure under Canadian regulations; however, the SEC normally only permits issuers to report mineralization that does not constitute "reserves" by SEC standards as in place tonnage and grade without reference to unit measures.

Neither TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.